April 18, 2019

Andy Heyward
Chief Executive Officer
Genius Brands International, Inc.
8383 Wilshire Blvd., Suite 412
Beverly Hills, CA 90211

       Re: Genius Brands International, Inc.
           Registration Statement on Form S-1
           Filed April 15, 2019
           File No. 333-230856

Dear Mr. Heyward:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Doug Jones at 202-551-3309 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Transportation and Leisure
cc:    Kenneth R. Koch, Esq.